

SPOTLIGHT: GIRLS

Lynn Johnson
Co-Founder/CEO
lynn@spotlightgirls.com
415-595-9798



THE OPPORTUNITY

Girls are the leaders we have all been waiting for

TO BECOME LEADERS, GIRLS NEED...



1. To be respected and valued for who they are and what they care about
2. Safe spaces to connect, play, and create with other girls like them
3. Opportunities to make stuff that makes a difference
4. Access to positive role models and empowering messages of what girls can do
5. To learn the social-emotional skills needed to love themselves, each other, and to make bold & brave choices in the world



OUR SOLUTION

Mobilize parents, educators & other girl advocates thru tech & digital media tools

OUR SOLUTION



MULTIMEDIA PLATFORM

- Powerful online learning space for licensed providers
- Courses for parents & educators
- Program registration software that tracks impact
- Empowering, age-appropriate media to inspire and educate girls

PROGRAMMING

- Summer camps and after-school programs that integrate the media in real-time & space
- Delivered by Spotlight: Girls and licensed providers

TARGET MARKET



- A mom, educator, and/or community leader

  - Socially/environmentally conscious

- Looking for resources about how to support their daughters and girls in their community

- Wants to take on a new project that excites her

  - Sees education as a tool for social justice



OUR TRACK RECORD

Go Girls! Camp


GO GIRLS!

- Founded in 2008
- Summer and school-break camps and afterschool clubs
- Serves 400-500 girls a year in Oakland & Berkeley, CA
- Girls learn social-emotional skills through theater, music, visual arts, and media





" I can't heap enough praise on the great work of **Go Girls!** As the mother of a 9-year-old daughter and an educator, I am so so SO grateful for their skillful mentorship, powerful curriculum, and sense of FUN! Now more than ever we need our daughters to be strong, self-aware, self-confident, compassionate, and fully empowered. Thank you to Lynn and Allison for doing this important work."

Betty Ray

Senior Editor at Large, George Lucas Educational Foundation

The Go Girls! Culture Code



I am a Go Girl! That means I...

Take Center Stage

I make bold & brave choices.

I have the power of my voice, body & imagination.

I am part of the whole play.

#TakeCenterStage
#GirlsMakeMedia

© Spotlight: Girls, 2017
Go Girls!™ is a registered trademark of Spotlight: Girls
spotlightgirls.com

Our "Secret Sauce"

- What do girls need to be learning in order to be their boldest, bravest selves
- Research-based - Bridging the Art & Science
- Greater Good Science Center, UC Berkeley
- Best practices in arts education and positive youth development



" Our children are being lifted up by a rising tide of courage and love. So many have stepped forward to courageously break the silences created by so much harm. **Go Girls!** creates space for our children to tap into their true power, to raise their voices, to stand together and to build a world of sanctuary, joy, expression, and fierce and loving power - a world of #NotEver! I am so grateful that our daughter has been able to be a part of a community that is helping her to discover and stand fully in her creativity and strength."

Taj James
Executive Director, Movement Strategy Center

GO GIRLS! GROWTH





2017   *470*   **2017**   *292, 246*

From 2015 to 2016, we ended our Alameda, San Francisco, and Palo Alto partnerships for financial reasons. This explains the dip in enrollment numbers.

SIZE & IMPACT

Customers

458 Go Girls! from camps and afterschool classes in 2017

94% "Extremely" or "Very" Satisfied with overall quality

56% Reported positive changes in confidence after just 2 weeks

55% Reported increased comfort making mistakes after just 2 weeks



Certified B Corporation

118 Initial Score, 2017 Named "Best for the World, 2018

Workers

5 Year-round staff

30 Average number of professional and youth artists employed each summer

62% Average return rate of staff from one summer to the next

31% People of Color on staff

21% LGBTQ folks on staff



" At Go Girls! Camp, my daughter came home every day fired up about not only what she had learned but also about what she had created. She made lots of new friends and can't stop singing the songs she and other girls wrote. It is like the best parts of team sports without the keeping score and winners and losers. And she certainly internalized and sparked to the message that she and all girls can do anything. I'm jealous that dads can't go!"

W. Kamau Bell
Emmy Award-winning comedian and author
Host of CNN's United Shades of America

THE TEAM

- *Co-Founder/CEO of Spotlight: Girls*
- *First investee of the Force for Good Fund*
- *Youth development expert who grew Go Girls! Camp from $0 to six-figure business with 60% gross margin*
- *Winner of SheKnows Media #ThePitch at BlogHer 2017*



Lynn Johnson



Allison Kenny

- *Co-Founder/Creative Director of Spotlight: Girls*
- *Actor, director, and producer*
- *Blogger, BlogHer 2016 Voices of the Year Winner*
- *Author, "Starring Celia" and "Go Squirrel" series*



**George Ison
Administrative Assistant**



**Sabrina Walasek
Project Manager, Curriculum Designer
Formerly with LeapFrog, Little Passports**



**Chrissy Mulvihill
Program Director
Award-winning K-8 educator
with 25+ years experience**



**Brett Burton
Sales and Marketing
Consultant with focus on
Impact-Driven Entrepreneurs**

PARTNERS & ADVISORS

Founder, Alphabet Rockers Collaborator on "I'm Proud" and "My Light" – girl anthems based on the Go Girls! Culture Code on the GRAMMY-nominated album, Rise Shine #Woke



Kaitlin McGaw



Anasa Troutman

Founder, Culture Shift Creative Former manager of India.Aire, Named on of the 50 founders to Watch by Essence Magazine, 2017

Collaborator on "Shelectricity," a girls' empowerment ecosystem that brings together technology, culture, and community



Mike Johnson
Branding & Digital Marketing Executive, CAA



Brandi Riley
Social Media Strategist, Content Creator & Go Girls! Mama



Jenny Kassan
Attorney, Finance Innovator & Coach



Kevin Bayuk
Partner, LIFT Economy
Co-Founder, Force for Good Fund



Christine Carter, PhD
Sociologist, Happiness Expert & Best-selling author

THE INVESTMENT



Raise Goal:
$250K by November 15, 2018

- Staff salaries and consultant fees
- Platform Technology
- Digital Content Production
- Merchandise Production

Seeking Equity Investors

- Like-minded investors looking for both financial and social impact returns
- Target 6% annual dividends on your investment
- $1000 minimum
- Accredited and unaccredited



JOIN US!